21004901

SSION

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-52849

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2020 (MM/DD/YY) AND ENDING 09/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alliant Equity Investments, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26050 Mureau Rd, Ste 110
(No. and Street)

Calabasa (City) CA (State) 91302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

SEC Mail Processing

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Washington, DC

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

4601 DTC Blvd, Ste 700 (Address) Denver (City) CO (State) 80237 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathleen McQueen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliant Equity Investments, LLC, as of September 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VIRGINIA JO MANSOUR
MY COMMISSION # GG 324732
EXPIRES: April 17, 2023
Bonded Thru Notary Public Underwriters

Signature

President & Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Alliant Equity Investments, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alliant Equity Investments, LLC (the "Company") as of September 30, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Alliant Equity Investments, LLC auditor since 2019.

Denver, Colorado
November 12, 2021

Alliant Equity Investments, LLC

Statement of Financial Condition
September 30, 2021

Assets	
Cash	$ 432,069
Money market mutual fund	750,972
Private placement fees receivable	2,000,047
Prepaid expenses	3,584
Total assets	$ 3,186,672
Liabilities and Member's Equity	
Liabilities	
Broker fees payable	$ 1,678,805
	1,678,805
Member's equity	1,507,867
Total liabilities and member's equity	$ 3,186,672

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Organization and nature of business: Alliant Equity Investments, LLC (the Company) is a California limited liability company and a wholly-owned subsidiary of Alliant Asset Management Company, LLC (the Member), which is an affiliate of certain limited partners of Alliant Capital, Ltd. (Alliant). The Company is registered as a broker-dealer with the Securities and Exchange Commission (the SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company sells private placements, mainly limited partnership interests in tax credit funds and affordable housing funds sponsored by Alliant. The Company primarily markets its products to large corporations and institutional investors.

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance to Footnote 74 of SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm does not and will not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. Accordingly, the Company is recognized by FINRA under the "Non-Covered Firm" provision and is not subject to the requirements of the provisions of Rule 15c3-3(e) (The Customer Protection Rule) and does not maintain a Special Account for the Exclusive Benefit of Customers.

A summary of the Company's significant accounting policies follows:

The Company follows generally accepted accounting principles (GAAP) as established by the Financial Accounting Standards Board (FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investments: Investments are recorded on trade date and reflected at fair value as described in Note 2.

Revenue recognition: The Company recognizes revenue in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, the Company will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price amongst the performance obligations in the contract and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.
Private placement fees and related direct expenses, such as broker fees, are recognized at point in time that the private placement is completed and the income and direct expenses are reasonably determinable. Private placement fees receivable represents amounts due for these services.

Income taxes: Under the provisions of the Internal Revenue Code, the Company is treated as a division of the Member, which is a flow-through entity. Accordingly, no provision or benefit for federal income taxes has been made as the Company's taxable income or loss is included in the tax return of the Member.

FASB guidance requires the evaluation of tax positions taken as expected to be in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through September 30, 2021.

The Company is generally no longer subject to U.S. federal or state tax examinations for tax years before 2017.

Note 2. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs that are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The Company's investment in the money market mutual fund is considered Level 1, measured at fair value on a recurring basis based on published net asset value per share on the date of valuation.

The Company assesses the levels of investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in the circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. During the year ended September 30, 2021, no such transfers have occurred.

Note 3. Related-Party Transactions

The Company has entered into an agreement with the Member whereby compensation and certain other expenses of the Company are paid by the Member and reimbursed by the Company. For the year ended September 30, 2021, the statement of operations includes $47,382 of such expenses. There is no balance Due to Member at September 30, 2021 under this arrangement. During the year ended September 30, 2021, the Company has reimbursed the Member in the amount of $62,825.

Note 4. Concentration of Credit Risk

The Company maintains its cash at one bank in amounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 5. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2021, the Company had net capital of $704,217, which was $592,297 in excess of its required net capital of $111,920. The Company's net capital ratio was 2.38 to 1.

Note 7. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, noting one. The Company shall undergo a change in ownership in December 2021, by which its direct owner shall become Palm Drive Associates LLC. However, the ultimate beneficial ownership of the Company shall not change.

ALLIANT EQUITY INVESTMENTS, LLC
21600 Oxnard Street, #1200
Woodland Hills, CA 91367
(818) 668-6800

Alliant Equity Investments, LLC Exemption Report

Alliant Equity Investments, LLC ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a- 5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(l) and (4). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. 240.17a-5 and the exemption provisions. To the best of its knowledge and belief, the Company states the following:

We identified the provisions of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. § 240.15c3-3. The Company met the identified provisions of Footnote 74 throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with Footnote 74 and its statements.

Alliant Equity Investments, LLC

I, Tracie E. O'Keefe, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Tracie E. O'Keefe
Title: Financial & Operations Principal
10/25/2021